FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of the fiscal year to which the annual report relates: March 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Mark Walsh

Consulate General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

Copies to:

Jason Lehner Shearman & Sterling LLP 199 Bay Street Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario Canada M5L 1E8	Ministry of Finance Provincial Treasury Debt Management Branch 620 Superior Street P.O. Box 9423, Stn Prov Govt Victoria, British Columbia Canada V8W 9V1

* The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

In connection with the issuance by the Province of British Columbia of U.S.$2,250,000,000 aggregate principal amount of its 4.200% Bonds, Series BCUSG-13, due July 6, 2033 (the “Bonds”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2022 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit 99.9	Fiscal Agency Agreement, dated as of July 6, 2023, including the form of Bonds; Underwriting Agreement, dated as of June 27, 2023 including the names and addresses of the Underwriters; Opinion of Legal Counsel, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 6th day of July, 2023.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ David Latham
Name:	David Latham, Director
Title:	Corporate Relations and Portfolio Settlements
Debt Management Branch
Provincial Treasury
Ministry of Finance

Exhibit Index

Exhibit 99.9	Fiscal Agency Agreement, dated as of July 6, 2023, including the form of Bonds; Underwriting Agreement, dated as of June 27, 2023 including the names and addresses of the Underwriters; Opinion of Legal Counsel, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.